UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 11, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(2) PROPOSED AMENDMENTS TO THE RULES FOR THE MEETING OF THE BOARD OF DIRECTORS;

(3) PROPOSED AMENDMENTS TO THE RULES FOR THE MEETING OF THE SUPERVISORY COMMITTEE; AND

(4) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the “Board”) at the 15th ordinary meeting of the eighth session of the Board held on 10 July 2018 considered and passed the “Resolution in relation to the amendments to certain provisions of the articles of association”, the “Resolution in relation to the amendments to certain provisions of the rules for the meeting of the board of directors” and the “Resolution in relation to the amendments to certain provisions of the articles of association of the audit and risk management committee of the board of directors”. On the same day, the 17th meeting of the eighth session of the supervisory committee of the Company as convened by the Company considered and passed the “Resolution in relation to the amendments to certain provisions of the rules for the meeting of the supervisory committee”. Details of the amendments to the articles of association of the Company (the “Articles of Association”), the rules for the meeting of the board of directors of the Company (the “Rules for the Meeting of The Board of Directors”), the rules for the meeting of the supervisory committee of the Company (the “Rules for the Meeting of the Supervisory Committee”) and the articles of association of the audit and risk management committee of the Board of the Company (the “Articles of Association of the Audit and Risk Management Committee”) are as follows:

(1) Amendments to the Articles of Association

Existing Provisions	Revised Provisions
Article 9. These articles of association are binding on the Company and its shareholders, directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company; all of whom are entitled to claim rights concerning the affairs of the Company in accordance with these articles of association.	Article 9. These articles of association are binding on the Company and its shareholders, directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company; all of whom are entitled to claim rights concerning the affairs of the Company in accordance with these articles of association.

These articles of association are actionable by a shareholder against the Company and vice versa, by shareholders against each other and by a shareholder against the directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company in respect of rights and obligations concerning the affairs of the Company arising out of these articles of association.	These articles of association are actionable by a shareholder against the Company and vice versa, by shareholders against each other and by a shareholder against the directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company in respect of rights and obligations concerning the affairs of the Company arising out of these articles of association.

The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.	The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

The other senior administrative officers as referred herein shall refer to the financial controller, the secretary of the board of directors and the general counsel legal adviser of the Company and the senior administrative officers appointed by the board of directors excluded in preceding paragraphs.

Existing Provisions	Revised Provisions
Article 14. The scope of business of the Company shall comply with those items approved by the companies registration authority.	Article 14. The scope of business of the Company shall comply with those items approved by the companies registration authority.

The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods; and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law.

The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce (excluding value-added telecommunication services such as third-party platforms); in-flight supermarket (excluding products sold under quota licenses and special permits); wholesale and retail of goods.

Article 97. The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:	Article 97. The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

......	......

(9) to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

......

(9) to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary of the board of directors and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager, the financial controller, the general counsel legal adviser and other senior administrative officers of the Company and decide on their remuneration;

......

(2) Amendments to the Rules for the Meeting of the Board of Directors

Existing Provisions	Revised Provisions
Article 4. Exercise of authority by the Board of Directors	Article 4. Exercise of authority by the Board of Directors

The board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules:	The board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules:

......	......

(9) to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

......

(9) to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary of the board of directors and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager, the financial controller, the general counsel legal adviser and other senior administrative officers of the Company and decide on their remuneration;

......

Article 7. Secretariat of the board of directors	Article 7. Office of the board of directors
The secretariat of the board of directors under the board of directors, and is responsible for day-to-day affairs of the board of directors.

The office of the board of directors under the board of directors, and is responsible for day-to-day affairs of the board of directors.

The 7 “Secretariat of the board of directors” originally contained herein shall all be amended to “Office of the board of directors”.

(3) Amendments to the Rules for the Meeting of the Supervisory Committee

Existing Provisions	Revised Provisions
Article 3. The Company shall establish a Supervisory Committee. The supervisory committee shall be composed of 5 supervisors. The supervisory committee shall comprise 3 representatives of shareholders and 2 representatives of staff and workers of the Company.

Article 3. The Company shall establish a Supervisory Committee. The supervisory committee shall be composed of 3 to 5 supervisors. The supervisory committee shall comprise representatives of shareholders and representatives of staff and workers of the Company, of which not less than one-third shall be representatives of staff and workers.

(4) Amendments to the Articles of Association of the Audit and Risk Management Committee

Existing Provisions	Revised Provisions
Paragraph 1 Sub-paragraph 2:	Paragraph 1 Sub-paragraph 2:

The Audit and Risk Management Committee is a specialist committee subordinate to the Company’s Board of Directors. Its main duties are to investigate and monitor the Company’s financial reports, risk management and internal control systems, to investigate and evaluate the overall risk management carried out by the Company, especially the risk management and risk control systems for major decisions, major matters and important business, and to supervise the implementation thereof.	The Audit and Risk Management Committee is a specialist committee subordinate to the Company’s Board of Directors. Its main duties are to investigate and monitor the Company’s financial reports, risk management, internal control systems and internal legal construction etc., to investigate and evaluate the overall risk management carried out by the Company, especially the risk management and risk control systems for major decisions, major matters and important business, and to supervise the implementation thereof.

Existing Provisions	Revised Provisions
Paragraph 7: The Audit and Risk Management Committee shall have the following duties:	Paragraph 7: The Audit and Risk Management Committee shall have the following duties:

......	......

25. The Audit and Risk Management Committee shall consider other matters as authorized by the board of Directors.	25. The Audit and Risk Management Committee shall supervise the internal legal construction of the Company, investigate and monitor the conditions of operation in compliance with the laws.

26. The Audit and Risk Management Committee shall consider other matters as authorized by the board of Directors.

Note:	The amendments to the Articles of Association, Rules for the Meeting of the Board of Directors, Rules for the Meeting of the Supervisory Committee and the Articles of Association of the Audit and Risk Management Committee were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

The “Resolution in relation to the amendments to certain provisions of the Articles of Association”, the “Resolution in relation to the amendments to certain provisions of the Rules for the Meeting of the Board of Directors” and the “Resolution in relation to the amendments to certain provisions of the Rules for the Meeting of the Supervisory Committee” shall be submitted to the 2018 third extraordinary general meeting of the Company for consideration.

A circular containing, among other things, details of the proposed amendments to: (i) the Articles of Association; (ii) the Rules for the Meeting of the Board of Directors; and (iii) the Rules for the Meeting of the Supervisory Committee, will be despatched to the shareholders of the Company in due course.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 10 July 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).